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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                            Oxford Health Plans, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   691471 10 6
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                                 (CUSIP Number)

                               Paul J. Shim, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 25, 2000
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

         This Amendment No. 5 amends and supplements the Schedule 13D filed on March 5, 1998, as amended (the "Schedule"), by TPG Partners II, L.P. ("TPG"), TPG Oxford LLC, TPG Parallel II, L.P. ("TPG Parallel") and TPG Investors II, L.P. ("TPG Investors"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Oxford Health Plans, Inc., a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule.

Item 4.        Purpose of Transaction.

         Item 4 is hereby amended and supplemented by adding the following at the end thereof:

         Exchange and Repurchase Agreement

         The Exchange and Repurchase. TPG, TPG Parallel and TPG Investors (collectively, the "TPG Parties"), the Assignees (together with the TPG Parties, the "Holders") and the Company entered into an Exchange and Repurchase Agreement, dated as of October 25, 2000 (the "Repurchase Agreement"), pursuant to which the parties agreed that, at the Closing Date (as defined in the Repurchase Agreement), (i) the Company will declare and pay to the Holders in cash all dividends accumulated and unpaid on the Series D Preferred Stock and the Series E Preferred Stock through the Closing Date, (ii) the Company will purchase from the Holders 11,543,534.09972 Series A Warrants and 78,591.70585 shares of Series D Preferred Stock for an aggregate purchase price of $220,010,900.28 (the "Repurchase"), and (iii) the Holders will exchange 4,256,455 Series A Warrants, 6,730,000 Series B Warrants (such Series A Warrants and Series B Warrants together, the "Exchange Warrants"), 168,726.49373 Series D Preferred Stock, and 26,283.27600 Series E Preferred Stock (such Series D Preferred Stock and Series E Preferred Stock together, the "Exchange Preferred") for 10,986,455 shares of Common Stock (the "Warrant Shares") by exercising the Exchange Warrants and delivering to the Company the Exchange Preferred in payment of the exercise price of the Exchange Warrants (the "Exchange"). As a result of the Exchange and Repurchase, the Holders will no longer hold any Warrants, Series D Preferred Stock or Series E Preferred Stock.

         Resale Restrictions of Warrant Shares. Following receipt by the Holders of the Warrant Shares, each Holder will not offer or sell any Warrant Shares (other than to the Company) prior to February 15, 2001, subject to certain exceptions.

         Closing Conditions. The obligations of each of the Holders and of the Company to consummate the Exchange and Repurchase are subject to certain conditions, including (i) the consummation by the Company of its Offer to Purchase and Consent Solicitation relating to the Company's 11% Senior Notes due 2005 (the "Notes") and the amendment of the Notes in a manner to permit the transactions contemplated by the Repurchase Agreement, (ii) each of the representations and warranties of the Company or the Holders, as the case may be, shall be true and correct, and (iii) the receipt by the Company of bank financing in an amount of up to $400 million (but not less than $300 million).

         Termination of Investment Agreement. Upon the consummation of the Exchange and the Repurchase, the Investment Agreement shall be terminated and be of no further force and effect, except that certain indemnification provisions of the Investment Agreement shall survive with respect to acts, omission or events that occur on or before the Closing Date.

         Termination. The Repurchase Agreement may be terminated (i) at any time prior to the Closing Date by the Company or a majority in interest of the Holders if the Exchange and Repurchase shall not have been consummated by the close of business on January 16, 2001 or (ii) at any time after the close of business on November 10, 2000 and prior to the close of business on November 30, 2000 if by the close of business on November 10, 2000 the Company shall not have received a commitment letter relating to the bank financing discussed above under "Closing Conditions."

         The Repurchase Agreement is filed as Exhibit 17 hereto and is incorporated by reference herein. The foregoing description of the Repurchase Agreement is qualified in its entirety by reference to such agreement.

Item 6. Contracts, Arrangements, understandings or Relationship with Respect to Securities of the Issuer

         Item 6 is hereby amended and supplemented by the incorporation by reference of the disclosure set forth under Item 4 of this Amendment.

Item 7.  Material to be Filed as Exhibits

Exhibit 17 Exchange and Repurchase Agreement, dated as of October 25, 2000, by and between TPG Partners II, L.P., TPG Parallel II, L.P., TPG Investors II, L.P., Chase Equity Associates, L.P., Oxford Acquisition Corp., the DLJ Entities and Oxford Health Plans, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Partners II, L.P. is true, complete and correct.

Dated:  October 27, 2000

                                           TPG PARTNERS II, L.P.

                                           By:  TPG GenPar II, L.P.
                                                its General Partner

                                           By:  TPG Advisors II, Inc.
                                                its General Partner

                                           By: /s/ Richard A. Ekleberry
                                               --------------------------------
                                           Name:   Richard A. Ekleberry
                                           Title:  Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Parallel II, L.P. is true, complete and correct.

Dated:  October 27, 2000

                                           TPG PARALLEL II, L.P.

                                           By:  TPG GenPar II, L.P.
                                                its General Partner

                                           By:  TPG Advisors II, Inc.
                                                its General Partner

                                           By: /s/ Richard A. Ekleberry
                                               --------------------------------
                                           Name:   Richard A. Ekleberry
                                           Title:  Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Investors II, L.P. is true, complete and correct.

Dated:  October 27, 2000

                                           TPG INVESTORS II, L.P.

                                           By:  TPG GenPar II, L.P.
                                                its General Partner

                                           By:  TPG Advisors II, Inc.
                                                its General Partner

                                           By: /s/ Richard A. Ekleberry
                                               --------------------------------
                                           Name:   Richard A. Ekleberry
                                           Title:  Vice President

                                  EXHIBIT INDEX


                              Exhibit                                      Page
                              -------                                      ----

1.     Joint Filing Agreement, dated as of March 4, 1998 among TPG           *
       Partners II, L.P., TPG Oxford LLC, TPG Parallel II, L.P. and
       TPG Investors II, L.P.

2.     Investment Agreement, dated as of February 23, 1998 by and            *
       between TPG Oxford LLC and Oxford Health Plans, Inc.

3.     Certificate of Designations of Series A Cumulative Preferred          *
       Stock (attached as Exhibit A to the Investment Agreement).

4.     Form of Series A Warrant Certificate (attached as Exhibit B to        *
       the Investment Agreement).

5.     Certificate of Designations of Series B Cumulative Preferred          *
       Stock (attached as Exhibit C to the Investment Agreement).

6.     Form of Series B Warrant Certificate (attached as Exhibit D to        *
       the Investment Agreement).

7.     Certificate of Designations of Series C Participating Preferred       *
       Stock (attached as Exhibit E to the Investment Agreement).

8.     Registration Rights Agreement, dated as of February 23, 1998 by       *
       and between Oxford Health Plans, Inc. and TPG Oxford LLC.

9.     Assignment Agreement, dated as of April 23, 1998, by and among        *
       TPG Oxford LLC and the DLJ Entities.

10.    Assignment Agreement, dated as of April 28, 1998, by and              *
       between TPG Oxford LLC and Oxford Acquisition Corp.

11.    Assignment Agreement, dated as of April 28, 1998, by and              *
       between TPG Oxford LLC and Chase Equity Associates, L.P.

12.    Assignment Agreement, dated as of August 21, 1998 by and              *
       between TPG Oxford LLC and TPG Partners II, L.P.

13.    Amendment No. 3 to Investment Agreement, dated as of November         *
       19, 1998

14.    Share Exchange Agreement, dated as of February 13, 1999 by and        *
       between TPG Partners II, L.P., TPG Parallel II, L.P., TPG
       Investors II, L.P., Chase Equity Associates, L.P., Oxford
       Acquisition Corp., the DLJ Entities and Oxford Health Plans,
       Inc.

15.    Certificate of Designations of Series D Cumulative Preferred          *
       Stock

16.    Certificate of Designations of Series E Cumulative Preferred          *
       Stock

17.    Exchange and Repurchase Agreement dated as of October 25, 2000,       9
       by and between TPG Partners II, L.P., TPG Parallel II, L.P.,
       TPG Investors II, L.P., Chase Equity Associates, L.P., Oxford Acquisition Corp., the DLJ Entities and Oxford Health Plans,
       Inc.

*        Previously filed